Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended April 30, 2023 of Uranium Royalty Corp. of our report dated July 13, 2023, relating to the consolidated financial statements, which appears in the Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10, as amended (No. 333-256822), of Uranium Royalty Corp. of our report dated July 13, 2023 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

July 13, 2023